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                                                                      EXHIBIT 5


                      OPINION OF PETKEVICH & PARTNERS, LLC


June 10, 2003


Members of the Board:

We understand that on May 29, 2003, Foundation Growth Investments LLC ("Foundation"), through its wholly-owned subsidiary EI Acquisition Inc. ("EI"), commenced an offer to purchase all outstanding shares of common stock, par value $0.01 per share (the "Company Common Stock") and all outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share (together, the "Company Stock"), at a purchase price of $0.40 per share (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 29, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (which collectively constitute the "Offer"), contained in the Schedule TO (the "Schedule TO") filed by EI with the Securities and Exchange Commission (the "SEC") on May 29, 2003. The terms of the Offer are more fully set forth in the Schedule TO.

You have asked for our opinion as to whether the Offer is adequate from a financial point of view to the holders of the Company Stock (other than Foundation and its affiliates).

In arriving at the opinion set forth below, we have, among other things:

         (1) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company which were furnished to or discussed with us by the Company;

         (2) reviewed certain publicly available business and financial information concerning the Company;

         (3) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

         (4) reviewed the reported prices and trading activity of the Company Common Stock;

         (5) compared the financial performance of the Company with that of certain comparable publicly-traded companies and their securities;

         (6) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

         (7)      performed an analysis of the liquidation value of the Company;

         (8) reviewed the Offer, the Schedule TO and certain related documents; and

         (9) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements, other financial and operating data, and financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the management's best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities or technology of the Company, nor have we been furnished with any such appraisals. We have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which either the Company or their affiliates is a party or may be subject and, and with your consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.
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This opinion is necessarily based upon market, economic, and other conditions as in effect on, and the information available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof.
Our opinion does not address the relative merits of the Offer and any other business strategies that the Board of Directors of the Company has considered or may be considering.

We are acting as financial advisor to the Company in connection with the Offer and will receive a fee upon delivery of this opinion and additional fees for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the past, Petkevich & Partners and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of those services.

Our advisory services and the opinion expressed herein are provided for the use and benefit of the Board of Directors of the Company in its evaluation of the Offer, and this opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Stock pursuant to the Offer, or take any other actions with respect to the Offer. This opinion may be included in Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by the Company with the SEC with respect to the Offer, provided that this opinion is included therein in full and any description of, or reference to, Petkevich & Partners, LLC or any summary of this opinion included therein is in form and substance acceptable to us and our legal counsel. Except as provided in the preceding sentence, this opinion shall not be reproduced, summarized, described or referred to, or furnished to any party, nor shall any public reference to Petkevich & Partners, LLC be made, without our prior written consent.

We are not expressing any opinion herein as to the price at which the Company Stock will actually trade at any time.

Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Offer is inadequate from a financial point of view to holders of the Company Stock (other than Foundation and its affiliates).